Exhibit 6.4

***INDICATES WHERE CONFIDENTIAL INFORMATION HAS BEEN REDACTED FROM THE EXHIBIT AND FILED SEPARATELY WITH THE COMMISSION.

Date: 8/28/2020

Revival A.I.

10940 S Parker Rd #872

Parker, CO 80134

Attention: Kristin Robinson

Subject: 1000 Custom Binding Machine - Phase 1 Design

Reference: STI #REVIVAL1000

Dear Mrs. Robinson,

Thank you for the opportunity to provide you with this proposal.

Seifert Technologies, Inc. has been providing innovative engineering solutions since 1985. We take pride in delivering high quality, cost-effective solutions to solve our client’s manufacturing challenges.

Our teams in Massillon, OH, Cleveland, OH, and Nashville, TN, utilize the latest 3D CAD software to create new machine designs, retrofits, and upgrades for our clients. Our machine designs include the latest and most reliable technology to ensure that equipment going into your manufacturing process will be safe, dependable, and efficient.

Whether we are designing new machines, or implementing retrofits, our goal is to improve your processes and make your business more productive.

Scope of Work:

Seifert Technologies, Inc. will initiate an engineering study and phase one design of Revival A.I.’s new Custom Binding Machine. We will use the latest 3D CAD software to develop conceptual models of all necessary equipment to be utilized to manufacture a customized bible. The scope of work is as follows:

[*** Omitted information consists of approximately one page of text.]

Procedure:

●	Create assembly and part conceptual models using SolidWorks or Inventor

●	Throughout the design process, efforts will be made to use as much standard or repurposed equipment as possible, keeping resulting fabrication costs to a minimum, and common componentry within industry standards.

●	Comprehensive review meetings with Revival A.I. will be as needed, or upon customer’s request

●	Once the final concept is approved, Seifert would like to provide a formal bid for the entire line’s full design both mechanically and electrically

Deliverables:

●	All layouts, 3D models, and Engineering Data will be supplied to Revival A.I.

Not included in this proposal:

●	Electrical Controls
●	Software Programming
●	Travel

Price:

Billing will be invoiced monthly, on a time and material basis, per standard rate agreement for each classification of employee utilized. See included Rate Sheet.

[*** Omitted information consists of a three-line chart.]

Scope Changes:

If the scope of work changes a substantial amount, a statement of change will be submitted to the customer outlining additional costs, and work will not commence without customer approval.

Delivery:

2-3 Months after receipt of purchase order, initial payment, and signed Terms and Conditions

The terms, delivery dates, and costs stated in this quote are good for 30 days.

Thank you for allowing us the opportunity to provide you this estimate. Please let us know if you have any changes/additions/subtractions. We are looking forward to working with you.

Sincerely,

/s/ Edward Barth

Edward Barth, PE
Vice President of Engineering
(330) 833-2700 x107
ebarth@seifert.com

Customer agrees that by signing below, or otherwise by ordering products or services, Customer is accepting and shall be bound by all of the Terms and Conditions of Seifert Technologies, Inc., attached hereto and incorporated herein for all products and services now, or hereafter, ordered by Customer from Seifert Technologies, Inc. All terms and conditions proposed by Customer which are different from or in addition to the Terms and Conditions of Seifert Technologies, Inc., whether contained in a request for quotation, purchase order, online or on the web, or otherwise, are unacceptable and are expressly rejected by Seifert Technologies, Inc., and shall not become a part of the contract between the parties. By signing below, the undersigned covenants that it has the authority to bind Customer.

Kristin Robinson

/s/ Kristin Robinson
Co-Founder and Chief Executive Officer
Revival A.I.

Date: 09/03/2020

SEIFERT TECHNOLOGIES, INC. (“Seifert”), TERMS AND CONDITIONS [ENGINEERING]

1.	Acceptance: Customer has read and understands these terms and conditions and agrees that Customer has accepted any and all terms and conditions contained herein or an attachment hereto for all services from Seifert. Any additional or contradictory terms or conditions contained in a bid package, acknowledgment, invoice, purchase order, change or other communication, oral or written, heretofore or hereafter furnished by Customer is hereby objected to by Seifert, and shall be of no force or effect. No course of dealing between Customer and Seifert, and no custom or usage in the trade, shall be relevant to supplement or explain, any additional or inconsistent manner, any term or condition herein.

2.	Scope Of Work: Customer agrees to purchase the services set forth on the Scope of Work attached hereto and made a part hereof in accordance with the specifications on the Scope of Work.

3.	Changes: No changes in the Scope of Work will be made unless evidenced by a written agreement signed by both parties hereto. Except for such written agreement, no oral, verbal, or written modifications, including subsequent purchase orders or change orders, shall bind either party hereto.

4.	Prices: Seifert shall invoice the Customer for the prices contained on the Scope of Work, and such payments shall be made based on the schedule set forth in the Scope of Work. In the event payment is not made within thirty (30) days, there shall be a three percent (3%) monthly service charge on any balance over thirty (30) days. A surcharge of 3% is added to all credit card payments. In no event shall the outstanding balance of any customer exceed $100,000.00 or 90 days past due. If balance ever exceeds $100,000.00, all work will cease on all projects related to said customer until balance is brought below previously mentioned threshold. If balance is over 90 days past due, all work will cease on all projects until customer balance is brought up to date, i.e., 0 days past due.

5.	Taxes: Prices are exclusive of all city, state and federal excise taxes including, without limitation, taxes on manufacture, sales, receipts, gross income, occupation, use and similar taxes. Wherever applicable, any tax or taxes will be added to the invoice as a separate charge to be paid by the Customer. Customers must pay state and local taxes where applicable.

6.	Cancellation: Orders are not subject to cancellation except with Seifert’s written consent, and only upon such terms that will compensate Seifert for its loss from such cancellation.

7.	Inspection and Acceptance: Within five (5) days of the receipt of the services, Customer shall inspect the services with regard to the defects. In case defects are found during such inspection, Customer shall notify Seifert immediately but not later than ten (10) days after receipt of the services. The failure to provide said notice within the ten (10) day period shall be deemed acceptance of the services by Customer. Upon receipt of notice, Seifert shall have the right to inspect and investigate to determine the validity of the defect. To the extent Seifert determines that there is a defect for which Seifert is responsible, then in such case Seifert may correct or replace the services to conform with the specifications under the Scope of Work at the expense of Seifert, which shall be the sole and exclusive remedy of Customer.

8.	Other Services: Any services performed by Seifert which are not included on Scope of Work shall be billed to Customer at Seifert’s regular hourly wage for such service. Seifert shall also be entitled to a full reimbursement for reasonable meals, lodging, travel, or other expenses related to the performance of such services by Seifert not set forth on the Scope of Work.

9.	No Warranty: SEIFERT MAKES NO WARRANTIES EXPRESSED OR IMPLIED WITH RESPECT TO ITS SERVICES OR DESIGNS WHATSOEVER, AND SEIFERT IS NOT MAKING AND HEREBY DISCLAIMS ANY AND ALL REPRESENTATIONS, GUARANTEES, OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO THE WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IN CONNECTION WITH ITS SERVICES. No employee, distributor, or representative is authorized to change this limited warranty in any way or grant any other warranty on behalf of Seifert.

10.	Limitation Of Liability: IN NO EVENT SHALL SEIFERT BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHATSOEVER, INCLUDING, BUT NOT LIMITED TO, LOSS OF BUSINESS OR PROFITS, EVEN IF SEIFERT IS ADVISED, OR SHOULD HAVE KNOWN, OF THE POSSIBILITY OF SUCH DAMAGE OR LOSS. THE LIABILITY OF SEIFERT, WHETHER IN CONTRACT, TORT, UNDER ANY WARRANTY, OR OTHERWISE SHALL IN NO EVENT EXCEED THE AMOUNT CUSTOMER HAS PAID TO SEIFERT FOR THE SERVICE SUBJECT TO A CLAIM BY CUSTOMER. FURTHERMORE, SEIFERT SHALL NOT BE LIABLE FOR ANY FAILURE TO MEET PARTICULAR SPECIFICATIONS OR REQUIREMENTS, OR ANY CLAIM FOR INFRINGEMENT OF ANY PATENT, ARISING FROM THE CUSTOMER’S PARTICULAR SPECIFICATIONS OR REQUIREMENTS FOR THE SERVICES. THE REMEDIES OF CUSTOMER SET FORTH HEREIN ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REMEDIES.

11.	Disclaimer: Seifert shall not be responsible for any damage or injury resulting to or caused by its services by reason of installation by Customer, improper storage, unauthorized service, alteration, or neglect or abuse or use in a manner inconsistent with its design. Seifert shall not be liable for any delays or losses caused by Seifert’s error, unless such delays and losses are caused by willful misconduct of Seifert. The Customer acknowledges and agrees that if the Customer identifies specific applications for the use of Seifert’s services, Seifert shall not be responsible for any deviations from the applications or nondisclosure of Customer of any additional information, including, but not limited to Customer’s failure to properly install. If design and specifications are specified by the Customer, the parties agree that Customer is exclusively responsible for design and specification plans. Seifert shall not be responsible for the correctness or adequacy of any design details, plans, or material not furnished by Seifert. The parties further agree that Seifert shall not be responsible for any services which have been modified or integrated with other products or services not designed or selected by Seifert.

12.	Indemnification: Customer shall indemnify and hold Seifert, its officers, shareholders, employees, directors, representatives, agents, successors and assigns harmless against any and all losses, claims, damages, judgments, liabilities, or expenses, including, without limitation, reasonable attorney fees and expenses, incurred by Seifert as a result of or arising out of (a) Customer’s breach of these Terms and Conditions or any agreement with Seifert; (b) the transportation, installation by Customer, improper storage, unauthorized service, alteration of the services sold to Customer in a manner inconsistent with its design, or any of the items referenced in Section 11 above; (c) any claim by a third party against Seifert regarding the use and operation of the services sold to Customer; (d) actual or alleged direct or contributory infringement of, or inducement to infringe, any United States or foreign patent, trademark, copyright, or any other intellectual property right by reason of the design, manufacture, construction or use of the services being sold hereunder, including infringement arising from compliance with the specifications set forth herein, or for actual or alleged misuse or misappropriation of a trade secret resulting directly or indirectly from Customer’s action; or (e) any act or omission of Customer or its agents, employees, representatives or subcontractors. Customer shall promptly notify Seifert of any suit filed against it or its customers on account of any such indemnification obligation of Customer hereunder, and at Seifert’s option, Customer may assume the sole responsibility for the defense of such action at Customer’s sole expense; however, no settlement shall be entered into on behalf of Seifert without Seifert’s prior consent in its sole discretion. Seifert may be represented by its own counsel in any such suit at the expense of Customer.

13.	Acknowledgment Of Customer: Customer represents and warrants that (1) Customer has legal authority to enter into an agreement with Seifert and perform without violation of any law, rule, regulation, order, or material agreement to which Seifert is subject; (b) that at all times Customer and Seifert shall have the right to make any and all lawful use of all designs, data, drawings, specifications, Materials, plans, or other information provided by Customer for use in the services, including all licenses, copyrights, patents, trademarks, trade names, or other such intellectual property rights that are necessary for Customer and Seifert to lawfully design, manufacture, operate and use the services, and (c) that all such designs, data, drawings, specifications, Materials, plans, or other information provided by Customer does not and will not infringe any third party copyright, patent, trade secret, confidentiality, privacy, trademark, or other intellectual property right. Furthermore, Customer shall pay all royalties and license fees necessary for the enjoyment of rights to any inventions, machines, processes, or devices which may be applied to or incorporated in the services being sold hereunder. Furthermore, Customer acknowledges that Seifert brings expertise to Customer, including concepts, techniques, and ideas (collectively referred to as “Seifert Concepts”) that have been developed, discovered, or otherwise learned in some cases while working with other Customers. Customer will not be required to pay any commission or royalty for the use of Seifert Concepts. Seifert reserves the right to use, in other projects, any concepts, techniques, and ideas developed, discovered, or otherwise learned, through Seifert’s sole efforts or jointly with Customer. Ownership and other proprietary rights for Seifert Concepts or Materials produced by or for Seifert pursuant to this relationship shall become and remain the property of Seifert. For purposes of this paragraph, the “Materials” includes, but is not limited to, program configuration and customization, writings, pictorial reproductions, drawings or other graphical representations, data, documentation, software developments, specifications, calculations, tables, reports and documents.

14.	Confidentiality: Customer acknowledges that Seifert possesses certain confidential or proprietary information of Seifert, and of Seifert’s customers, including, without limitation, designs, data, ideas, drawings, specifications, trade secrets, formula, technical experience, financial data, financial information, and other valuable, confidential and proprietary information, which may be disclosed to Customer or for which Customer may have access, for Customer’s performance for Seifert. During the term of Customer’s service and at all times thereafter, Customer agrees not to disclose to any person, firm, or entity any Confidential Information, except to those of its employees who have a need to know and only to the extent the employee has signed an agreement of confidentiality restricting any disclosure of such Confidential Information. The Customer hereby agrees that if Customer breaches this section, Seifert shall incur irreparable injury and harm and money damages would be an insufficient remedy, and as such, Seifert shall be entitled to seek injunctive relief restraining Customer from further breach of this section. Notwithstanding the above, if Customer and Seifert have entered into a Non-Disclosure Agreement, or Confidentiality Agreement, to the extent of any conflict between the terms therein and herein, the terms therein shall supersede.

15.	Data Security: Pursuant to applicable law, Seifert agrees to use reasonable security measures with respect to Seifert’s use and storage of any Customer confidential information, drawings, and files. Customer understands and agrees, however, that unless included within a written Scope of Work, Seifert has not been engaged to provide security consulting services, and Seifert is not responsible for any data breach or intrusion into Customer’s system. In the event that Seifert discovers that any Seifert computer system has been breached, Seifert agrees to comply with applicable law but, unless applicable law specifically requires other notice, Seifert’s sole obligation shall be to give electronic notice to Customer of the system breach, providing information necessary for Customer to give notice to its affected Customers, and to reasonably cooperate with Customer in providing notice required by applicable law. Customer acknowledges and agrees that use of any communications technology entails certain unavoidable risks, and that no technology is foolproof or immune from attack. Accordingly, Customer shall indemnify, defend, and hold Seifert harmless from and against any claim, cause of action, loss, expense, cost, or finder fee arising from or related to the unintentional or accidental disclosure, misuse, or erasure of any data, or any breach of security impacting or affecting the services or the data.

16.	Customer Representative: Customer shall make readily available to Seifert a contact (“Customer Representative”) who shall be authorized to act on Customer’s behalf. The Customer Representative must be authorized to use Customer’s hardware, software, systems, and network, and to make design decisions and generally be competent to assist Seifert.
17.	Access: Customer acknowledges that Seifert must have access to any and all systems, resources, and passwords of Customer to perform its duties. If necessary for the performance of services, Customer shall allow Seifert full, free and continuous access without charge to the Customer’s hardware, software, network, and any other equipment or supplies of Customer that are in any way related or necessary for Seifert’s performance. Customer shall be solely responsible for the content of the software or hardware on any computers or network supplied for use by Seifert and any damage from the use thereof. If such access is not granted, or made available, data of the Customer will not be available, and Seifert will not be held liable for being unable to provide services. Customer hereby represents and warrants to Seifert that Customer shall have the right to make any and all lawful use of the hardware, software, network, systems, and all intellectual property right, title and interest as defined above or other such intellectual property rights that are necessary for Customer to lawfully operate and use the website, hardware, software, network, systems, and any and all other parts of its business necessary for Seifert’s performance.

18.	Customer Information and Content: Customer agrees to provide its written material and content in a format that is acceptable to Seifert. Seifert shall not be liable for any material or omissions in material supplied by Customer, which shall be the sole responsibility of Customer. The information, whether written material or designs, supplied by Customer to Seifert (hereinafter “Content”) shall be entirely original and shall not infringe any third party intellectual property right. If all or part of the Content have been designed, in whole or in part, by a third party, or if a third party has an intellectual property right in and to such Content, Customer shall obtain the appropriate rights allowing it, among others, to use the said Content (or part thereof) and to assign the right to use and modify same to Seifert, if applicable. If Customer fails to abide by all or part of any of the obligations set forth hereinabove, Customer shall do the following: (a) it shall indemnify, defend, and hold Seifert harmless from and against any damages suffered by it as provided above; (b) it shall replace the Content used unlawfully with completely original Content or with Content with respect whereto Customer has an intellectual property right, which Content shall have the same functions as the unlawful Content, and which replacement shall be done at Customer’s sole expense.

19.	Covenants: The Customer hereby covenants and agrees that while Seifert is providing services to the Customer, and for a period of two (2) years after the service has last been provided to Customer, the Customer and its owners, officers, employees, representatives, and agents shall not: (a) solicit, hire, use, engage, employ any of Seifert’s existing or former employees, or vendors or suppliers, for purposes of using them in any way, either directly or indirectly, including without limitation, to compete with Seifert, or to solicit any Customer of Seifert, or otherwise perform services which were performed by such employee or former employee on behalf of Seifert; and (b) Customer shall not, directly or indirectly, solicit, contact or otherwise accept or do business with any vendor or customer of Seifert which was brought to the attention of the Company by Seifert. The foregoing provision shall survive expiration or termination of any agreement between the parties.

20.	Compliance With Laws: Customer hereby covenants and agrees that it shall strictly comply with any and all federal, state, and local laws, rules, regulations, and ordinances, including without limitation, any anti-spam laws.

21.	Default: In the event that Customer fails to pay an amount properly invoiced to Customer, fails to pay any other amount due under any agreement with Seifert, or otherwise breaches any obligation or covenant contained herein or in any other agreement with Seifert, Seifert may, in its discretion, in addition to other remedies to which Seifert may be entitled without affecting an election of remedies, cancel or terminate performance hereunder, upon notice to Customer, or suspend performance hereunder until Customer pays for such charges or amounts.

22.	Governing Law/Venue: These Terms and Conditions shall, in all respects, be subject to, and governed by, the laws of the State of Ohio. In the event that any legal proceeding is commenced or arises out of the provisions herein, said legal action shall be commenced and filed in Stark County, Ohio. Customer hereby knowingly and irrevocably waives any objection on the grounds that improper jurisdiction or venue to an action in the State of Ohio, and agrees that effective service of process may be made upon Customer by mail at the last known address of the Customer.

23.	Non-Assignment: Customer shall not assign or delegate its rights or obligations without Seifert’s prior written consent, however, Seifert shall assign or subcontract its rights or obligations hereunder without Customer’s consent.

24.	Modification/Waiver: These Terms and Conditions shall not be changed or modified orally, but may be amended in writing only by the duly authorized officers of both Seifert and Customer. A party’s failure to insist on compliance or enforcement of any provision herein shall not affect the validity or enforceability or constitute a waiver of future enforcement of that provision or of any other provision herein by that party or any other party.

25.	Severability: Any legally invalid provision herein shall be considered severable, and the invalidation of any such provision shall not impair the obligations of the parties to comply with all other unaffected provisions hereof.

26.	Force Majeure: Neither party shall be responsible for any acts or omissions of the other party, nor for events beyond its reasonable control (hereinafter referred to as “Force Majeure”), including but not limited to Acts of God, changes of laws or regulations or other acts of government, labor disputes, strikes, riots, mobs, fires, floods, wars, embargoes, impossibility to obtain necessary material, labor, machinery, transportation, provided the party which has reason to believe that, due to the Force Majeure it will not be able to perform, shall give to the other party written notice setting forth the cause and expected time of the delay or impossibility to perform.
27.	Entire Agreement: These Terms and Conditions, and any amendments or addendums attached hereto, constitute the final written expression of all terms regarding Seifert’s services, and is a complete and exclusive statement of those terms.